UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[ X ]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the plan year ended December 31, 2010

OR

[    ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from    to   .

Commission file number 1-15929

SAVINGS PLAN FOR EMPLOYEES OF
FLORIDA PROGRESS CORPORATION
Full title of the plan and the address of the
Plan, if different from that of the issuer named below

PROGRESS ENERGY, INC.
410 South Wilmington Street
Raleigh, North Carolina 27601-1748
Name of issuer of the securities held pursuant to the
plan and address of its principal executive office

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits
as of December 31, 2010 and 2009	4

Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2010	5

Notes to Financial Statements
as of December 31, 2010 and 2009, and for the Year Ended December 31, 2010	6-13

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)
as of December 31, 2010	14

SIGNATURE	15

INDEX TO EXHIBITS	16

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
Savings Plan for Employees of Florida Progress Corporation
Raleigh, North Carolina

We have audited the accompanying statements of net assets available for benefits of Savings Plan for Employees of Florida Progress Corporation (the "Plan") as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Raleigh, North Carolina
June 22, 2011

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2010 AND 2009

(in thousands)	2010	2009
ASSETS
Participant-directed investments – at fair value	$288,863	$260,359
Notes receivable from participants	11,873	9,742
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	300,736	270,101

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,703)	(1,979)
NET ASSETS AVAILABLE FOR BENEFITS	$297,033	$268,122

See Notes to Financial Statements.

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2010

(in thousands)
ADDITIONS
Contributions:
Participant contributions	$11,522
Employer contributions	6,076
Total contributions	17,598
Investment income:
Interest and dividend income	7,577
Net appreciation in fair value of investments	19,317
Total investment income	26,894
Interest income on notes receivable from participants	511
Other additions	12
Total additions	45,015
DEDUCTIONS
Benefits paid to participants	16,068
Administrative expenses	36
Total deductions	16,104
INCREASE IN NET ASSETS	28,911
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	268,122
End of year	$297,033

See Notes to Financial Statements.

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009 AND FOR
THE YEAR ENDED DECEMBER 31, 2010

1.	DESCRIPTION OF PLAN

The following description of the Savings Plan for Employees of Florida Progress Corporation (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General Information Regarding the Plan

The Plan is a qualified defined contribution plan and subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Individuals classified as bargaining unit employees of Florida Power Corporation d/b/a Progress Energy Florida, Inc. (the Company), a wholly owned subsidiary of Florida Progress Corporation (Florida Progress), are eligible to participate in the Plan on their first day of employment. Florida Progress is a wholly owned subsidiary of Progress Energy, Inc. (Progress Energy). Participants are immediately eligible to make contributions (pre-tax and/or after-tax) and to receive matching employer contributions on employee contributions (see Vesting). Participation in the Plan is voluntary.

The Chief Executive Officer of Progress Energy appoints the Savings Plan for Employees of Florida Progress Corporation Administrative Committee to manage the operation and administration of the Plan. Vanguard Fiduciary Trust Company (VFTC) serves as the trustee and record keeper for the Plan. The Plan was amended and restated effective January 1, 2006, to comply with various Internal Revenue Service (IRS) and Department of Labor  regulatory requirements.

Contributions

During  2009, participants were allowed to contribute up to 20 percent, in increments of 1 percent, of their annual base pay as defined by the Plan.  Effective January 1, 2010, participants were allowed to contribute up to 50 percent of their annual base pay as defined in the amended Plan (subject to Internal Revenue Code (IRC) limitations). Participants could elect to have these contributions deducted on a pre-tax basis and/or after-tax basis. A participant's total before-tax contributions were limited by the IRC to $16,500 for 2010 and 2009. Participants may also elect to contribute an additional amount on an after-tax basis as defined in the Plan. For 2010 and 2009, the IRC allowed participants age 50 or older to contribute up to an additional $5,500 over and above the IRC pre-tax limits.

During 2009, each pay period the Company contributed an amount equal to 75 percent of the first 6 percent of each participant’s before- and/or after-tax contributions. Effective January 1, 2010, the Company increased its matching contribution to 100 percent of the first 6 percent of each participant’s contributions.

The Plan added safe harbor 401(k) provisions and a Roth contribution option as of January 1, 2010.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions and investment earnings and charged with withdrawals, investment losses and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the participant’s vested account balance net of any outstanding loan balance.

Investments

Participants direct the investment of their contributions into various investment options offered by the Plan. In 2007, the Plan directed the VFTC to replace three LifeStrategy Funds with twelve Target Retirement Date Funds which were transitioned during 2008 and 2009.  One new Target Retirement Date Fund was added in 2010. The total number of funds offered in the Plan is 22 funds, which includes mutual funds, one common collective trust fund, the Progress Energy Contingent Value Obligations Fund (the CVO Fund) and the Progress Energy Common Stock Fund. Company matching contributions are made based on the participant’s investment elections.

Contingent Value Obligations

Pursuant to the acquisition of Florida Progress by Progress Energy during 2000, participants with investments in the Florida Progress Stock Fund were given the option of either cashing in their investments or exchanging their existing Florida Progress Stock Fund shares for shares of the Progress Energy Common Stock Fund and cash. In addition, participants with investments in the Florida Progress Stock Fund received shares of the CVO Fund. The CVO Fund invests in Progress Energy’s contingent value obligations, each of which represents the right to receive contingent payments based on the performance of four synthetic fuels facilities previously owned by Progress Energy.  In 2007, one of the synthetic fuels facilities was sold and the remaining facilities were abandoned by Progress Energy upon the expiration of the synthetic fuels tax credit program. While the Plan does not allow additional contributions to the CVO Fund, participants are permitted to withdraw or exchange all or a portion of their account balance invested in the CVO Fund in accordance with applicable Plan provisions.

Vesting

Effective January 1, 2010, active participants are 100 percent immediately vested in all Company matching contributions regardless of years of continuous service.

Prior to January 1, 2010, active participants were vested immediately in their pre-tax and after-tax contributions and earnings thereon. The employer matching contributions and the earnings thereon vested gradually based on the following Years of Continuous Service schedule:

Vesting
Years of Continuous Service	Percentage
Less than two	0%
Two but less than three	25
Three but less than four	50
Four but less than five	75
Five or more	100

A year of continuous service was earned when a participant worked at least 1,000 hours in a calendar year. A participant was fully vested in the employer matching contributions and earnings thereon upon death, disability, attainment of normal retirement or termination of the Plan.

Participant Loans

All actively employed Plan participants with available account balances are allowed to borrow against their accounts while continuing to defer taxes on the amount of the loan. The amount of any loan shall not be less than $500 nor exceed the lesser of $50,000 or one-half of the participant’s vested Plan account balance. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Principal and interest are paid through payroll deductions.

Payment of Benefits

Upon separation of service due to termination, disability or retirement, participants may leave their account balance within the Plan if their vested balance is greater than $1,000, elect to receive a lump-sum amount equal to the value of their account balance, elect to roll over a full account distribution, or select from a menu of installment payment options. Temporary employees may elect to defer distribution of their accounts for a maximum of 12 months from the date of termination. If termination of employment is due to death and the vested account balance is $5,000 or less, a lump sum payment will be made to the participant’s beneficiary as soon as administratively practicable.

Active participants are also eligible to apply for (i) hardship withdrawals from their pre-tax account in accordance with Plan provisions, (ii) withdrawals from their after-tax account at any time in accordance with Plan provisions and (iii) withdrawals from their entire account after attaining age 59 1/2 in accordance with Plan provisions.

Forfeited Accounts

Forfeited matching contributions may be used by the Plan to pay Plan expenses or to reduce future matching contributions otherwise required from the Company. During the year ended December 31, 2010, forfeited matching contributions totaled $43,340. During the year ended December 31, 2010, forfeited matching contributions and associated reinvested earnings used to offset Company matching contributions totaled $53,256. As of December 31, 2010 and 2009, the forfeitures account totaled $110,579 and $112,090, respectively. The Vanguard Prime Money Market Fund holds the forfeited funds.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments including mutual funds, a common collective trust fund and  common stock. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common collective trust funds with underlying investments in investment contracts are valued at the fair value of the underlying investments and then adjusted by the issuer to contract value.

The statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

In November 2010, the Vanguard Retirement Savings Trust V (RST V) replaced Vanguard Retirement Savings Trust (RST) as an investment option in the Plan. Both trust funds have the same underlying investments, but RST V has a lower expense ratio (0.25%) than RST (0.30%). There are no material differences between the funds.

Both RST V and RST (trust funds) are common collective trust funds that invest solely in the Vanguard Retirement Savings Master Trust (the Master Trust). The underlying investments of the Master Trust are primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high-quality bonds, bond trusts and bond mutual funds. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the trust funds, plus earnings, less participant withdrawals. The trust funds impose certain restrictions on the Plan, and the trust funds may be subject to circumstances that impact the ability to transact at contract value. Plan Management has no knowledge or intent that there would be the occurrence of events that would cause the Vanguard Retirement Savings Trust Fund to transact at less than contract value. The adjustment from fair value to contract value related to the trust funds are reflected in the financial statements.

The Progress Energy Common Stock Fund is comprised of shares of Progress Energy common stock as well as cash and cash equivalents to facilitate execution of daily transactions on a unitized basis.  Progress Energy common stock is valued at its closing market price reported on the New York Stock Exchange on the last business day of the Plan year. The CVO Fund is recorded at fair value based on quoted prices from a less than active market.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Management fees and operating expenses charged to the Plan for investments in the mutual funds and the common collective trust fund are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Capital gain distributions are included in dividend income. When Progress Energy common stock is distributed to participants in settlement of their accounts, distributions are recorded at the value of shares distributed.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Defaulted participant loans are recorded as distributions in accordance with Plan provisions.

Administrative Expenses

Administrative expenses of the Plan are paid by the Company or the Plan in accordance with Plan provisions.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

New Accounting Standards Adopted

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU)  2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements,” which amends Accounting Standards Codification (ASC) 820 to clarify certain existing disclosure requirements and to require a number of additional disclosures, including amounts and reasons for significant transfers between the three levels of the fair value hierarchy, and presentation of certain information in the reconciliation of recurring Level 3 measurements on a gross basis. ASU 2010-06 is effective for the Plan on January 1, 2010, with certain disclosures effective for periods beginning January 1, 2011. The Plan has no Level 3 investments thus the impact of ASU 2010-06 is insignificant.

In September 2010, the FASB issued ASU 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans.”  The ASU codifies a consensus reached by the FASB’s Emerging Issues Task Force (EITF). Previous guidance required participant loans to be presented as an investment and measured at fair value within a plan's financial statements. The ASU requires classification of participant loans as a note receivable and measurement at amortized cost (unpaid principal balance plus any accrued but unpaid interest) in a plan's financial statements. The ASU also clarifies that participant loans are exempt from ASU 2010-20, “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.” The ASU is effective for fiscal years beginning after December 15, 2010. Within the Plan’s financial statements, participant loans have been classified as note receivables from participants and measured at amortized cost pursuant to ASU 2010-25.

3.	FAIR VALUE MEASUREMENTS

GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Fair value measurements require the use of market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique.

GAAP also establishes a fair value hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the reporting date. The three levels are defined as follows:

Level 1 — pricing inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 — pricing inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for the full term of the financial instrument.

Level 3 — pricing inputs include significant inputs generally less observable from objective sources.

At December 31, 2010, the Plan’s investments classified within the fair value hierarchy were as follows:

(in thousands)	Level 1	Level 2	Level 3	Total
Progress Energy Common Stock Fund
• Progress Energy common stock	$-	$42,632	$-	$42,632
• Cash/cash equivalents	-	500	-	500
Mutual funds (registered investment companies)
• Domestic stock funds	89,360	-	-	89,360
• International stock funds	11,509	-	-	11,509
• Income funds	2,342	-	-	2,342
• Bond funds	13,034	-	-	13,034
• Target date funds*	35,275	-	-	35,275
• Money market fund	111	-	-	111
Common collective trust fund	-	94,045	-	94,045
Progress Energy CVO Fund	-	55	-	55
Total investments at fair value	$151,631	$137,232	$-	$288,863

*A target date fund gradually adjusts its asset allocation to be more conservative as the investment option approaches and moves beyond its target retirement dates. Generally, these investment options with later target retirement dates have a greater equity exposure and more risk than those with earlier target retirement dates.

At December 31, 2009, the Plan’s investments classified within the fair value hierarchy were as follows:

(in thousands)	Level 1	Level 2	Level 3	Total
Progress Energy Common Stock Fund
• Progress Energy common stock	$-	$38,588	$-	$38,588
• Cash/cash equivalents	-	171	-	171
Mutual funds (registered investment companies)
• Domestic stock funds	77,843	-	-	77,843
• International stock funds	9,782	-	-	9,782
• Income funds	1,876	-	-	1,876
• Bond funds	10,789	-	-	10,789
• Target date funds*	29,584	-	-	29,584
• Money market fund	112	-	-	112
Common collective trust fund	-	91,553	-	91,553
Progress Energy CVO Fund	-	61	-	61
Total investments at fair value	$129,986	$130,373	$-	$260,359

*A target date fund gradually adjusts its asset allocation to be more conservative as the investment option approaches and moves beyond its target retirement dates. Generally, these investment options with later target retirement dates have a greater equity exposure and more risk than those with earlier target retirement dates.

4.	INVESTMENTS

The following table summarizes the fair value of Plan investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31, 2010 and 2009:

(dollars in thousands)	2010	2009
Goldman Sachs Growth Opportunities Fund, 1,179,926 and 1,280,869 shares, respectively	$28,731	$26,424
Vanguard 500 Index Fund, 310,545 and 314,296 shares, respectively	35,967	32,269
Vanguard Retirement Savings Trust, 90,342,355 and 89,573,748 units, respectively	94,045	91,553
Progress Energy Common Stock Fund, 2,520,851 and 2,392,505 units, respectively	43,132	38,759

During the year ended December 31, 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

(in thousands)
Mutual Funds:
American Funds Growth Fund (R5)	$409
Dodge & Cox Stock Fund	958
Goldman Sachs Growth Opportunities Fund	4,472
Vanguard 500 Index Fund	3,956
Vanguard Extended Market Index Fund	2,081
Vanguard International Growth Fund	1,335
Vanguard Target Retirement 2005 Fund	98
Vanguard Target Retirement 2010 Fund	322
Vanguard Target Retirement 2015 Fund	417
Vanguard Target Retirement 2020 Fund	668
Vanguard Target Retirement 2025 Fund	841
Vanguard Target Retirement 2030 Fund	389
Vanguard Target Retirement 2035 Fund	228
Vanguard Target Retirement 2040 Fund	181
Vanguard Target Retirement 2045 Fund	84
Vanguard Target Retirement 2050 Fund	84
Vanguard Target Retirement 2055 Fund	1
Vanguard Target Retirement Income Fund	126
Vanguard Total Bond Market Index Fund	257
Progress Energy CVO Fund	1
Progress Energy Common Stock Fund	2,409
Net appreciation in fair value of investments	$19,317

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

An affiliate of VFTC manages certain Plan investments. VFTC is the trustee of the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

As of December 31, 2010 and 2009, the Plan held 980,484 and 940,942 shares, respectively, of common stock of Progress Energy, Inc., the sponsoring employer, with a cost basis of $36.7 million and $34.3 million, respectively. During the year ended December 31, 2010, the Plan recorded $2.4 million of dividend income related to Progress Energy common stock. Transactions in Progress Energy common stock qualify as exempt party-in-interest transactions.

Evercore Trust Company (Evercore) serves as an independent fiduciary of the CVO Fund. Among other responsibilities, Evercore instructs VFTC as to the management and dispositions of the CVO Fund. Transactions in the CVO Fund qualify as exempt party-in-interest transactions.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. No such action will have a retroactive effect and none of the assets of the Plan will revert to the Company. In the event of termination of the Plan, all contributions of the participants and of the Company through the date of termination will be vested. At December 31, 2010, all active participants were fully vested in their employer matching contributions.

7.	FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on November 24, 2009, in which the IRS stated that the Plan and Trust, as then designed, was in compliance with the applicable requirements of the IRC. The Plan was restated and amended on January 1, 2006. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan Administrator believes that the Plan is qualified and the related Trust is tax-exempt as of the financial statement date. As such, no provision for income taxes has been included in the Plan’s financial statements.

In 2010, the Plan adopted accounting guidance regarding the recognition, measurement, presentation, and disclosure of uncertain tax positions in the financial statements. Tax positions taken or expected to be taken in the course of preparing the Plan’s Annual Return/Report of Employee Benefit Plan, are required to be evaluated to determine whether the tax positions are “more-likely-than-not” to be upheld under regulatory review. The adoption of this new guidance did not have a material impact on the Plan’s financial statements. The Plan does not have any uncertain tax positions at December 31, 2010 that require disclosure or accrual.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO IRS FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the IRS Form 5500 as of December 31, 2010 and 2009:

(in thousands)	2010	2009
Net assets available for benefits per the financial statements	$297,033	$268,122
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	3,703	1,979
Net assets available for benefits per the IRS Form 5500	$300,736	$270,101

The following is a reconciliation of total additions, net per the financial statements to total additions per the IRS Form 5500 for the year ended December 31, 2010.

(in thousands)
Total additions, net per the financial statements	$45,015
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	1,724
Total additions per the IRS Form 5500	$46,739

9.	SUBSEQUENT EVENT

On January 8, 2011, Duke Energy Corporation (Duke Energy) and Progress Energy entered into an Agreement and Plan of Merger (the Merger Agreement). Pursuant to the Merger Agreement, Progress Energy will be acquired by Duke Energy in a stock-for-stock transaction (the Merger) and continue as a wholly owned subsidiary of Duke Energy.

Under the terms of the Merger Agreement, each share of Progress Energy common stock, including shares in the Progress Energy Common Stock Fund within the Plan, will be cancelled and converted into the right to receive 2.6125 shares of Duke Energy common stock. The Board of Directors of Duke Energy approved a reverse stock split, at a ratio of 1-for-3, which will be subject to completion of the Merger and receipt of the requisite approval of the shareholders of Duke Energy. Accordingly, the adjusted exchange ratio is expected to be 0.87083 of a share of Duke Energy common stock for each Progress Energy common share.

The Merger is subject to customary conditions, including among other things, approval of the shareholders of each company, expiration or termination of the applicable Hart-Scott-Rodino Act waiting period, and the receipt of approvals, to the extent required by various federal and state regulators. The Merger is targeted to close by the end of 2011.

SUPPLEMENTAL SCHEDULE

SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

FORM 5500 SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010

	(in thousands)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

	American Funds Growth Fund (R5)	Mutual Fund	**	$4,316
	Dodge & Cox Stock Fund	Mutual Fund	**	9,079
	Goldman Sachs Growth Opportunities Fund	Mutual Fund	**	28,731
*	Vanguard 500 Index Fund	Mutual Fund	**	35,967
*	Vanguard Extended Market Index Fund	Mutual Fund	**	11,267
*	Vanguard International Growth Fund	Mutual Fund	**	11,509
*	Vanguard Prime Money Market Fund	Mutual Fund	**	111
*	Vanguard Target Retirement 2005 Fund	Mutual Fund	**	1,546
*	Vanguard Target Retirement 2010 Fund	Mutual Fund	**	3,158
*	Vanguard Target Retirement 2015 Fund	Mutual Fund	**	4,679
*	Vanguard Target Retirement 2020 Fund	Mutual Fund	**	7,233
*	Vanguard Target Retirement 2025 Fund	Mutual Fund	**	8,734
*	Vanguard Target Retirement 2030 Fund	Mutual Fund	**	3,845
*	Vanguard Target Retirement 2035 Fund	Mutual Fund	**	2,627
*	Vanguard Target Retirement 2040 Fund	Mutual Fund	**	1,756
*	Vanguard Target Retirement 2045 Fund	Mutual Fund	**	808
*	Vanguard Target Retirement 2050 Fund	Mutual Fund	**	887
*	Vanguard Target Retirement 2055 Fund	Mutual Fund	**	2
*	Vanguard Target Retirement Income Fund	Mutual Fund	**	2,342
*	Vanguard Total Bond Market Index Fund	Mutual Fund	**	13,034
*	Vanguard Retirement Savings Trust	Common Collective Trust Fund	**	94,045
*	Progress Energy CVO Fund	Contingent Value Obligations	**	55
*	Progress Energy Common Stock Fund	Common Stock	**	42,632
*	Progress Energy Common Stock Fund	Cash and Cash Equivalents	**	500
	Total Investments			288,863
*	Notes Receivable from Participants	Loans to plan participants (Maturing through 2015 with interest rates ranging from 3.25% to 9.50%)		11,873
	Total at Fair Value			$300,736
	Adjustment from fair value to contract value for fully benefit-responsive investment contracts			(3,703)
	Total at Contract Value			$297,033

*	Party-in-interest
**	Cost information is not required for participant-directed investments, and therefore, is not included.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan for Employees of Florida Progress Corporation Plan Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN FOR EMPLOYEES OF
FLORIDA PROGRESS CORPORATION ADMINISTRATIVE COMMITTEE

/s/ Anne M. Huffman, Chair
Anne M. Huffman, Chair
Savings Plan For Employees of Florida
Progress Corporation Administrative Committee
Date: June 22, 2011